SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             Dated March 8, 2004

                        Commission File Number: 0-31376


                             MILLEA HOLDINGS, INC.
                 (Translation of Registrant's name into English)
               Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
                             Tokyo 100-0004, Japan
                     (Address of principal executive offices)



        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                         Form 20-F [X]   Form 40-F [ ]


           Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                               Yes [ ]    No [X]

                          Table of Documents Submitted

Item

1. Announcement regarding share repurchases from the market, dated March 8, 2004.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        KABUSHIKI KAISHA MILLEA HOLDINGS
                                        (Millea Holdings, Inc.)


March 8, 2004                        By:    /s/ TETSUYA UNNO
                                           ------------------------------------
                                           General Manager of Corporate Legal
                                             and Risk Management Department

                                                                         Item 1

(English translation)

March 8, 2004
                                        Millea Holdings, Inc.
                                        5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo
                                        TSE code number: 8766

            Announcement regarding share repurchases from the market
            --------------------------------------------------------

Millea Holdings, Inc. announced today that it has repurchased its own shares from the market, pursuant to Article 210 of the Commercial Code, as detailed below.

1.   Period in which repurchases were made:
     From February 9, 2004 through March 5, 2004.

2.   Number of shares repurchased:
     7,750 shares.

3.   Aggregate purchase price of shares:
     10,771,740,000 yen.

4.   Method of repurchase:
     Purchased through the Tokyo Stock Exchange.

(For reference)

1. Details of the resolution made at the 1st ordinary general meeting of shareholders held on June 27, 2003 are as follows.

     (a)  Class of shares to be repurchased:
          Common stock of Millea Holdings, Inc.

     (b)  Aggregate number of shares to be repurchased:
          Up to 120,000 shares.
          (Represents approximately 6.5% of the shares outstanding.)

     (c)  Aggregate purchase price of shares:
          Up to 100 billion yen.

2.   Status as of March 8, 2004.

     (a)  Aggregate number of shares repurchased: 58,912 shares.

     (b)  Aggregate purchase price of shares: 74,277,469,000 yen.

For further information, please contact:
Masayuki Ito
General Manager and Group Leader
Corporate Planning Dept.
Millea Holdings, Inc.
Phone: 03-6212-3341